EXHIBIT 7

Chunghwa Telecom participates in an investors conference

Date of events: 2012/05/03

Contents:

1.Date of the investor conference:2012/05/08

2.Time of the investor conference:09:00

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Citigroup Global Markets Taiwan Securities.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None